UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

JLL Building Holdings, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 994,533
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 994,533
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,533
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 24, 2010 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on April 15, 2015 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on July 30, 2015 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on August 3, 2015 (“Amendment No. 9”), Amendment No. 10 thereto filed with the SEC on March 7, 2017 (“Amendment No. 10”) and Amendment No. 11 thereto filed with the SEC on March 10, 2017 (“Amendment No. 11”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, and this Amendment No. 12, are collectively referred to herein as the “Schedule 13D”). Except as specifically amended by this Amendment No. 12, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The description of the Levy Purchase provided in Item 4 of this Amendment No. 12 is incorporated into this Item 3.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

As of the date of this Amendment No. 12, except as set forth in this Schedule 13D, there are no current plans or proposals of the JLL Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Pursuant to the Underwriting Agreement, dated September 6, 2017, among Builders FirstSource, Inc., Goldman Sachs & Co. LLC and JLL Building Holdings, LLC (the “Underwriting Agreement”), subject to the terms and conditions expressed therein, JLL Holdings agreed to sell an aggregate of 13,482,177 shares of the Company’s Common Stock at a price of $16.17 per share. The sale (the “Sale”) of such shares of the Company’s Common Stock was consummated on September 6, 2017.  The shares were offered and sold by JLL Holdings pursuant to a preliminary prospectus supplement, dated September 6, 2017, a final prospectus supplement, dated September 6, 2017, and the related prospectus dated November 26, 2014, each filed with the SEC, relating to the Company’s registration statement on Form S-3 (File No. 333-199955), as amended by Pre-Effective Amendment No. 1 thereto.

Additionally, JLL Holdings agreed to effect a pro rata distribution of its remaining 862,407 shares of Common Stock to its sole member, JLL Fund V, for no consideration and in lieu of participation in the sale described in the immediately preceding paragraph.  Immediately following receipt of such distribution, JLL Fund V intends to effect a pro rata distribution of such shares of Common Stock to its general partner and certain of its limited partners, for no consideration (such distributions are together the “Distributions”).  Mr. Levy separately purchased 800,000 shares of Common Stock in the offering at a price of $16.17 per share of Common Stock, using his personal funds (the “Levy Purchase”).

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Each of Item 5(a) and Item 5(b) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Holdings does not beneficially own or have or share voting or investment power with respect to any shares of the Company’s Common Stock.

(ii)  JLL Fund V does not beneficially own or have or share voting or investment power with respect to any shares of the Company’s Common Stock.

(iii)  JLL Associates V does not beneficially own or have or share voting or investment power with respect to any shares of the Company’s Common Stock.

(iv)  JLL Associates G.P. does not beneficially own or have or share voting or investment power with respect to any shares of the Company’s Common Stock.

(v) In his individual capacity, Mr. Levy is the direct owner of, has sole voting and investment power with respect to, and may be deemed the beneficial owner of, 994,533 shares of the Company’s Common Stock, which represents approximately 0.9% of the outstanding shares of the Company’s Common Stock (based upon a total of 112,642,753 shares of Common Stock of the Company issued and outstanding as of September 6, 2017, as set forth in the prospectus supplement, dated September 6, 2017, and filed with the SEC on September 6, 2017, by the Company pursuant to Rule 424(b)(5) under the Securities Act).

Item 5(c) is hereby amended by replacing it in its entirety with the following:

The information regarding the Sale, the Distributions and the Levy Purchase provided in Item 4 of this Amendment No. 12 is incorporated into this Item 5.

Item 5(e) is hereby amended by replacing it in its entirety with the following:

On September 6, 2017, each JLL Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information regarding the Underwriting Agreement provided in Item 4 of this Amendment No. 12 is incorporated into this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit B
Underwriting Agreement, dated September 6, 2017, among Builders FirstSource, Inc., Goldman Sachs & Co. LLC and JLL Building Holdings, LLC, filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

JLL BUILDING HOLDINGS, LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

815430-WILSR01A - MSW

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2017

/s/ Paul S. Levy
Paul S. Levy